VIA EDGAR

August 23, 2017

Mr. Chad Eskildsen
Staff Accountant
Division of Investment Management, Disclosure Review and Accounting
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	ABS Long/Short Strategies Fund (“Fund”)
File Nos. 811-23079; 333-217517

Dear Mr. Eskildsen:

This letter confirms our receipt of oral comments from you on July 24, 2017 to the Fund’s registration statement on Form N-2 (the “Registration Statement”) filed via EDGAR with the U.S. Securities and Exchange Commission (the “SEC”) on July 14, 2017 (accession number 0001398344-17-008694). We found your comments and clarifying questions very helpful in guiding refinements to the Registration Statement. The Fund’s Board of Trustees (the “Board”) takes its obligations with respect to clients and regulators very seriously and welcomes the opportunity for collaboration, recognizing that there is always room for improvement and clarification.

In order to facilitate this review process, below we have summarized each oral comment provided, immediately followed by our response and corrective actions taken (if applicable). Unless otherwise defined herein, capitalized terms have the meanings set forth in the Registration Statement.

In addition, please note that the Fund is filing concurrently with this response Post-Effective Amendment No. 2 to the Registration Statement (the “Amendment”). The Amendment incorporates updates to the Registration Statement in response to your comments and makes certain additional non-material changes. The Amendment is marked to note these changes.

May 23, 2017

Comments/Questions Posed and Our Responses:

COMMENT 1. With respect to the Predecessor Fund’s financial statements, please file an auditor’s consent which references the correct years of the financial statements.

RESPONSE 1. We have filed a new auditor’s consent as requested.

* * * * *

Thank you again for your comments to the amendment to the registration statement for the Fund. These comments have been very helpful as we have refined the Fund’s registration statement. Should you have any questions or concerns regarding the responses contained herein, please do not hesitate to contact me.

Very truly yours,

/s/ Edward C. Lawrence
Edward C. Lawrence